UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

BBVA

Quarterly report

January-March 2015

We work for a better future for people

1Q15

Quarterly report

January-March 2015

BBVA Group Highlights

BBVA Group Highlights

(Consolidated figures)

	31-03-15	Δ%	31-03-14	31-12-14
Balance sheet (million euros)
Total assets	672,598	12.3	599,135	651,511
Loans and advances to customers (gross)	374,873	7.2	349,726	366,536
Deposits from customers	339,675	9.6	309,817	330,686
Other customer funds	127,364	24.7	102,128	115,275
Total customer funds	467,039	13.4	411,945	445,961
Total equity	52,366	18.9	44,056	51,609
Income statement (million euros)
Net interest income	3,663	8.0	3,391	15,116
Gross income	5,632	11.5	5,051	21,357
Operating income	2,857	17.2	2,438	10,406
Income before tax	1,442	41.8	1,017	4,063
Net attributable profit	1,536	146.2	624	2,618
Data per share and share performance ratios
Share price (euros)	9.41	7.9	8.72	7.85
Market capitalization (million euros)	58,564	16.1	50,442	48,470
Net attributable profit per share (euros)	0.25	140.7	0.10	0.44
Book value per share (euros)	8.09	2.1	7.92	8.01
P/BV (Price/book value; times)	1.2		1.1	1.0
Significant ratios (%)
ROE (Net attributable profit/average equity)	9.0		5.5	5.6
ROTE (Net attributable profit/average tangible equity)	10.6		6.3	6.5
ROA (Net income/average total assets)	0.73		0.51	0.50
RORWA (Net income/average risk-weighted assets)	1.34		0.91	0.90
Efficiency ratio	49.3		51.7	51.3
Cost of risk	1.21		1.27	1.25
NPL ratio	5.6		6.6	5.8
NPL coverage ratio	65		60	64
Capital adequacy ratios (%) (1)
CET1	12.7		11.5	11.9
Tier I	12.7		11.5	11.9
Total ratio	15.8		14.3	15.1
Other information
Number of shares (millions)	6,225	7.6	5,786	6,171
Number of shareholders	944,631	(2.4)	968,213	960,397
Number of employees (2)	108,844	(0.2)	109,079	108,770
Number of branches (2)	7,360	(1.1)	7,441	7,371
Number of ATMs (2)	22,595	7.8	20,964	22,159

General note: the financial information included in this document with respect to the stake in Garanti Group is presented as continuous with previous years, and integrated in the proportion corresponding to the Group’s percentage holding. For the reconciliation of the BBVA Group’s financial statements, see pages 42 and 43.

(1)	The capital ratios are calculated under CRD IV, applying a 40% phase in for 2015.
(2)	Excluding Garanti.

2	BBVA Group Highlights

Group information

Relevant events

Earnings (more information on pages 4-8)

•	Good year-on-year revenue performance, especially those of more recurring nature.

•	Operating expenses growing below gross income, which has a positive influence on operating income and the efficiency ratio.

•	Impairment losses on financial assets in line with the quarterly average in 2014.

•	The result from corporate operations is due to the capital gains (net of taxes) from the various sale operations equivalent to 5.6% of BBVA Group’s stake in China Citic Bank (CNCB).

Balance sheet and business activity (more information on pages 9-10)

•	Favorable performance of production of new loans in practically all the geographical areas.

•	Also, good performance of customer funds.

•	Further decline in non-performing loans.

Solvency (more information on page 11)

•	BBVA’s capital levels are well above the minimum required levels, thanks basically to three factors: organic generation of earnings, closing of the aforementioned sale of CNCB and issuance of instruments eligible as additional Tier I.

•	The Bank’s leverage ratio (fully-loaded) also continues to compare very favorably with that of its peer group.

•	Moody’s has placed BBVA’s senior debt and deposit long-term rating in review for an upgrade.

Risk management (more information on pages 12-13)

•	The main credit risk indicators continue to perform well.

The BBVA share (more information on page 14)

•	A new bonus share issue was carried out in April to implement the “dividend option”. On this occasion, the holders of 90.3% of the free allocation rights chose to receive new shares, which once more demonstrates the success of this remuneration system.

•	Holding of the Annual General Meeting on March 13, with attendance at more than 62%, in line with previous meetings, and with very strong support from both institutional and individual shareholders. BBVA’s management during 2014 has thus once again received very strong support. BBVA has been the first company in Spain to ask its shareholders to vote on the remuneration policy of its Board of Directors, and obtained more than 95% of the vote in favor.

Business areas (more information on page 16)

•	Presentation of Turkey separately from the rest of Eurasia.

•	Application of the SIMADI in Venezuela.

Other matters of interest

•	In digital transformation, as of February 2015, BBVA has 9.4 million digital customers, who interact with the Entity via the Internet or cell phones (+21% average annual growth rate-CAGR-since December 2011). Of these, 4.6 million are mobile banking customers (+129% CAGR also from December 2011). Including Garanti, BBVA has 12.8 million digital customers and 6.4 million mobile banking customers.

Relevant events	3

Earnings

Consolidated income statement: quarterly evolution (1)

(Million euros)

	2015	2014
	1Q	4Q	3Q	2Q	1Q
Net interest income	3,663	4,248	3,830	3,647	3,391
Net fees and commissions	1,077	1,168	1,111	1,101	985
Net trading income	775	514	444	426	751
Dividend income	42	119	42	342	29
Income by the equity method	3	3	31	16	(14)
Other operating income and expenses	73	(287)	(234)	(215)	(90)
Gross income	5,632	5,765	5,223	5,317	5,051
Operating expenses	(2,776)	(2,905)	(2,770)	(2,662)	(2,613)
Personnel expenses	(1,460)	(1,438)	(1,438)	(1,359)	(1,375)
General and administrative expenses	(1,024)	(1,147)	(1,037)	(1,017)	(959)
Depreciation and amortization	(291)	(320)	(296)	(286)	(279)
Operating income	2,857	2,860	2,453	2,655	2,438
Impairment on financial assets (net)	(1,119)	(1,168)	(1,142)	(1,073)	(1,103)
Provisions (net)	(230)	(513)	(199)	(298)	(144)
Other gains (losses)	(66)	(201)	(136)	(191)	(173)
Income before tax	1,442	978	976	1,092	1,017
Income tax	(386)	(173)	(243)	(292)	(273)
Net income from ongoing operations	1,056	805	733	800	744
Results from corporate operations (2)	583	—	—	—	—
Net income	1,639	805	733	800	744
Non-controlling interests	(103)	(116)	(132)	(95)	(120)
Net attributable profit	1,536	689	601	704	624
Net attributable profit (excluding results from corporate operations)	953	689	601	704	624
Basic earnings per share (euros)	0.25	0.11	0.10	0.12	0.10

(1)	Financial statements with the revenues and expenses of the Garanti Group consolidated in proportion to the percentage of the Group’s stake.
(2)	2015 includes the capital gains from the various sale transactions equivalent to 5.6% of BBVA Group’s stake in CNCB.

The following are the most notable aspects of BBVA Group’s earnings in the first quarter of 2015:

Gross income

Year-on-year increase of 8.3% in recurring revenue, thanks to the growth of net interest income in practically all geographical areas and to the positive trend in fees and commissions, despite the regulatory limitations that took effect in several countries in recent quarters.

Net gains/losses on financial assets (NTI) above the figure reported for the first quarter of 2014, largely due to portfolio sells and to the good performance of the Global Markets unit in the quarter.

4	Group information

Consolidated income statement (1)

(Million euros)

			Δ% at constant
	1Q15	Δ%	exchange rates	1Q14
Net interest income	3,663	8.0	9.7	3,391
Net fees and commissions	1,077	9.3	6.0	985
Net trading income	775	3.3	10.0	751
Dividend income	42	46.7	41.4	29
Income by the equity method	3	n.m.	n.m.	(14)
Other operating income and expenses	73	n.m.	184.7	(90)
Gross income	5,632	11.5	10.4	5,051
Operating expenses	(2,776)	6.2	3.4	(2,613)
Personnel expenses	(1,460)	6.2	2.5	(1,375)
General and administrative expenses	(1,024)	6.8	5.0	(959)
Depreciation and amortization	(291)	4.5	2.6	(279)
Operating income	2,857	17.2	18.2	2,438
Impairment on financial assets (net)	(1,119)	1.5	(0.5)	(1,103)
Provisions (net)	(230)	58.9	74.5	(144)
Other gains (losses)	(66)	(62.0)	(62.2)	(173)
Income before tax	1,442	41.8	46.1	1,017
Income tax	(386)	41.3	51.4	(273)
Net income from ongoing operations	1,056	42.0	44.3	744
Results from corporate operations (2)	583	—	—	—
Net income	1,639	120.4	124.0	744
Non-controlling interests	(103)	(14.2)	22.2	(120)
Net attributable profit	1,536	146.2	137.2	624
Net attributable profit (excluding results from corporate operations)	953	52.8	47.2	624
Basic earnings per share (euros)	0.25			0.10

(1)	Financial statements with the revenues and expenses of the Garanti Group consolidated in proportion to the percentage of the Group’s stake.
(2)	2015 includes the capital gains from the various sale transactions equivalent to 5.6% of BBVA Group’s stake in CNCB.

Thus, the Group’s gross income has risen by 11.5% over the last twelve months to €5,632m in the quarter.

Operating income

There has been a moderate increase in operating expenses, largely because they have been kept in check in Spain, the United States and Corporate Center. This has offset the effect of the high inflation in some countries and the digital transformation plans that the Group continues to implement.

Earnings	5

Breakdown of operating expenses and efficiency calculation

(Million euros)

	1Q15	Δ%	1Q14
Personnel expenses	1,460	6.2	1,375
Wages and salaries	1,115	7.3	1,039
Employee welfare expenses	222	0.4	221
Training expenses and other	123	7.5	114
General and administrative expenses	1,024	6.8	959
Premises	241	5.4	228
IT	203	7.9	188
Communications	64	(5.0)	68
Advertising and publicity	83	(1.5)	84
Corporate expenses	21	3.9	20
Other expenses	301	9.7	274
Levies and taxes	111	15.6	96
Administration expenses	2,484	6.4	2,334
Depreciation and amortization	291	4.5	279
Operating expenses	2,776	6.2	2,613
Gross income	5,632	11.5	5,051
Efficiency ratio (Operating expenses/gross income, in %)	49.3		51.7

Operating expenses

(Million euros)

+6.2% (1)
2,613
2,684
2,662
2,684
2,770
2,739
2,905
2,773
2,776
2,776
At constant exchange rates
1Q
2Q
3Q
4Q
2014
1Q
2015

(1) At constant exchange rates: +3.4%.

Number of branches (1)

Spain
The United States
Turkey (1)
Mexico
South America
Rest of Eurasia
7,441
3,231
686
1,795
1,611
117
March 2014
7,371
3,112
675
1,831
1,677
75
December 2014
7,360
3,111
675
1,820
1,678
75
March 2015

(1) Excludes Garanti but includes BBVA's Representative Office in Garanti.

Number of ATMs (1)

Spain
The United States
Mexico
South America
Resto de Eurasia
20,964
5,924
1,033
7,999
5,908
100
March 2014
22,159
5,909
1,013
8,996
6,186
55
December 2014
22,595
5,953
1,027
9,284
6,276
55
March 2015

(1) Excluding Garanti.

Number of employees (1)

Spain
The United States
Turkey
Mexico
South America
Rest of Eurasia
109,079
30,385
11,314
36,785
28,971
1,606
March 2014
108,770
28,620
10,944
38,107
29,640
1,443
December 2014
108,844
28,711
10,861
37,930
29,883
1,443
March 2015

(1) Excluding Garanti.

This digital transformation process is driving the alternative sales channels. It explains the growing number of ATMs, which, in turn, makes it possible to reduce the number of branch offices.

The number of employees remains the same this quarter at the aggregate level (up 0.1%), with no major changes by geographical area.

6	Group information

The year-on-year increase in expenses has been lower than that of gross income, thus improving the efficiency ratio (to 49.3% from the figure of 51.7% in the first quarter of 2014) and boosting operating income to €2,857m, a year-on-year increase of 17.2%.

Provisions and others

Impairment losses on financial assets have been very similar to the 2014 quarterly average. They fall in Spain and have increased in the Americas and Turkey, in line with the performance of the business activity.

Provisions include among others, the costs stemming from the Group’s digital transformation plans, provisions for contingent liabilities and contributions to pension funds. These items totaled €230m in the quarter.

The main component of other gains (losses) is loan-loss provisions for real estate and foreclosed or acquired assets in Spain, which have decreased 62.0% in the first quarter of 2015.

Profit

As a result of the above, net income from ongoing operations grew year-on-year by 42.0%.

The results from corporate operations line includes the capital gains (€583m net of taxes) from the various sale operations equivalent to 5.6% of BBVA Group’s stake in CNCB. In 2014 there were no transactions under this heading.

As a result, the net attributable profit for the quarter stands at €1,536m, well above the €624m reported for the same period the previous year.

Earnings	7

By business area, banking activity in Spain has contributed €347m, real-estate activity in Spain generated a loss of €154m, while the United States contributed €136m, Turkey €86m, Mexico €524m, South America €227m and the Rest of Eurasia €36m.

BBVA Group excluding Venezuela

On February 10, 2015, the Venezuelan government announced the closure of SICAD II as a mechanism regulating the purchase and sale of foreign currency, its merger with SICAD I in a new SICAD (not yet in place) and the creation of a new foreign-currency system called SIMADI. In accordance with the IAS 21, the exchange rate to be used to convert currencies is that which in the entity’s judgement best reflects the situation at the date of the financial statements. The exchange rate used by the Group for converting the Venezuelan currency as of March 31, 2015 is that of SIMADI. Below are the income statements for the Group, excluding Venezuela.

Consolidated income statement of BBVA Group excluding Venezuela (1)

(Million euros)

	1Q15	Δ%	Δ% at constant exchange rates	1Q14
Net interest income	3,624	17.0	9.3	3,097
Net fees and commissions	1,071	12.9	5.7	948
Net trading income	703	3.4	0.5	680
Other income/expenses	140	230.3	175.9	43
Gross income	5,538	16.2	9.0	4,768
Operating expenses	(2,761)	9.6	3.1	(2,519)
Operating income	2,778	23.5	15.6	2,249
Impairment on financial assets (net)	(1,116)	3.1	(0.6)	(1,082)
Provisions (net) and other gains (losses)	(267)	(11.4)	(12.4)	(301)
Income before tax	1,395	61.2	43.0	865
Income tax	(365)	62.9	45.3	(224)
Net income from ongoing operations	1,030	60.5	42.2	641
Results from corporate operations (2)	583	n.m.	n.m.	—
Net income	1,613	151.4	122.8	641
Non-controlling interests	(91)	23.3	13.1	(74)
Net attributable profit	1,521	168.1	136.5	567
Net attributable profit (excluding results from corporate operations)	938	65.4	45.9	567

(1)	Financial statements with the revenues and expenses of the Garanti Group consolidated in proportion to the percentage of the Group’s stake.
(2)	2015 includes the capital gains from the various sale transactions equivalent to 5.6% of BBVA Group’s stake in CNCB.

8	Group information

Balance sheet and business activity

The Group’s balance sheet and business activity in the first quarter of 2015 were shaped by:

•	The strengthening against the euro of the exchange rates of the currencies that most influence the Group’s financial statements, with the exception of the Venezuelan bolivar.

•	There was widespread growth in gross lending to customers, with the exception of Spain, where year-on-year growth rates remain negative, but are gradually improving.

•	In customer deposits all geographical areas recorded growth. In Spain there was an outflow from time deposits due to the significant decrease in costs compared with figures for the same period the previous year. Those funds were partly transferred to current and savings accounts and partly to mutual funds.

•	Further reduction in non-performing loans in the quarter.

•	Lastly, off-balance-sheet funds continue to perform very well, particularly in Spain, due to the aforementioned transfer of funds, although they are also progressing well in all other geographical regions.

Consolidated balance sheet (1)

(Million euros)

	31-03-15	Δ%	31-03-14	31-12-14
Cash and balances with central banks	27,553	—	27,546	33,908
Financial assets held for trading	94,883	24.1	76,433	83,427
Other financial assets designated at fair value	3,603	6.4	3,385	3,236
Available-for-sale financial assets	101,183	14.7	88,236	98,734
Loans and receivables	398,558	10.4	360,938	386,839
Loans and advances to credit institutions	33,672	57.0	21,441	28,254
Loans and advances to customers	360,265	7.6	334,698	351,755
Debt securities	4,622	(3.7)	4,799	6,831
Held-to-maturity investments	—	—	—	—
Investments in entities accounted for using the equity method	674	(48.9)	1,319	661
Tangible assets	8,057	7.8	7,474	8,014
Intangible assets	9,493	16.6	8,139	8,840
Other assets	28,593	11.4	25,666	27,851
Total assets	672,598	12.3	599,135	651,511
Financial liabilities held for trading	67,438	37.7	48,976	56,990
Other financial liabilities designated at fair value	3,903	28.4	3,040	3,590
Financial liabilities at amortized cost	518,819	8.8	476,656	509,974
Deposits from central banks and credit institutions	92,547	9.6	84,461	97,735
Deposits from customers	339,675	9.6	309,817	330,686
Debt certificates	58,259	(7.4)	62,892	59,393
Subordinated liabilities	15,723	29.7	12,123	14,118
Other financial liabilities	12,616	71.3	7,363	8,042
Liabilities under insurance contracts	11,193	10.8	10,102	10,471
Other liabilities	18,879	15.8	16,306	18,877
Total liabilities	620,232	11.7	555,079	599,902
Non-controlling interests	1,692	(9.2)	1,863	2,511
Valuation adjustments	327	n.m.	(3,636)	(348)
Shareholders’ funds	50,347	9.9	45,830	49,446
Total equity	52,366	18.9	44,056	51,609
Total equity and liabilities	672,598	12.3	599,135	651,511
Memorandum item:
Contingent liabilities	38,923	11.6	34,878	37,070

(1)	Financial statements with the revenues and expenses of the Garanti Group consolidated in proportion to the percentage of the Group’s stake.

Balance sheet and business activity	9

Loans and advances to customers

(Million euros)

	31-03-15	Δ%	31-03-14	31-12-14
Domestic sector	160,938	(4.5)	168,461	162,652
Public sector	23,106	(3.6)	23,962	23,362
Other domestic sectors	137,832	(4.6)	144,499	139,290
Secured loans	86,144	(6.2)	91,858	87,371
Other loans	51,688	(1.8)	52,641	51,920
Non-domestic sector	191,148	22.3	156,233	180,719
Secured loans	79,500	25.4	63,391	72,836
Other loans	111,648	20.3	92,842	107,883
Non-performing loans	22,787	(9.0)	25,033	23,164
Domestic sector	18,058	(11.3)	20,356	18,563
Non-domestic sector	4,729	1.1	4,677	4,601
Loans and advances to customers (gross)	374,873	7.2	349,726	366,536
Loan-loss provisions	(14,607)	(2.8)	(15,028)	(14,781)
Loans and advances to customers	360,265	7.6	334,698	351,755

Customer funds

(Million euros)

	31-03-15	Δ%	31-03-14	31-12-14
Deposits from customers	339,675	9.6	309,817	330,686
Domestic sector	150,512	0.1	150,415	145,251
Public sector	13,142	(27.6)	18,160	10,651
Other domestic sectors	137,370	3.9	132,255	134,600
Current and savings accounts	62,783	18.1	53,150	59,509
Time deposits	56,571	(17.6)	68,676	60,783
Assets sold under repurchase agreement and other	18,016	72.8	10,428	14,308
Non-domestic sector	189,163	18.7	159,402	185,435
Current and savings accounts	113,399	15.2	98,402	113,795
Time deposits	69,107	34.3	51,473	62,705
Assets sold under repurchase agreement and other	6,657	(30.1)	9,527	8,935
Other customer funds	127,364	24.7	102,128	115,275
Spain	74,824	20.2	62,263	69,943
Mutual funds	30,743	29.3	23,783	28,695
Pension funds	22,595	7.6	20,994	21,880
Customer portfolios	21,485	22.9	17,486	19,368
Rest of the world	52,540	31.8	39,865	45,332
Mutual funds and investment companies	26,798	23.2	21,759	24,087
Pension funds	6,349	46.6	4,331	5,484
Customer portfolios	19,394	40.8	13,775	15,761
Total customer funds	467,039	13.4	411,945	445,961

10	Group information

Solvency

Capital base

BBVA ended the first quarter of 2015 with comfortable capital levels clearly above the minimum regulatory requirements and reached a leverage ratio (fully-loaded) that continues to compare very favorably with the rest of its peer group. The main highlights in the quarter are:

•	An issue of contingent convertible securities, eligible as additional Tier I, for an amount of €1.5bn.

•	The various sale operations of BBVA Group’s stake in CNCB.

•	It should be noted that a 40% phased-in is applied to the CET1 ratio in 2015, versus the 20% in 2014.

•	Lastly, RWAs are down 1.1% in the quarter. The positive impacts stemming from the increased lending activity and the appreciation of the exchange rates of most currencies against the euro, have been offset by the application of the new SIMADI exchange-rate system in Venezuela.

Another relevant highlight in the quarter was that BBVA Compass passed the stress tests conducted in the United States and, thus, its capital plans have been approved without objections by the Fed. Moreover, in April, BBVA Compass completed a subordinated debt issue, eligible as Tier II, for $700m, with demand that was oversubscribed over 4.8 times.

To sum up, the Group’s capitalization levels easily exceed the regulatory limits and enable it to meet all the capital targets.

Ratings

After the publication by Moody’s of the new bank rating methodology on March 16, the agency has reviewed its forecasts to upgrade the long-term rating for BBVA’s senior debt and deposits. Should the upgrades take place, the senior debt rating would be one notch higher and the rating for deposits would be up two notches.

On February 10, DBRS changed its forecast for BBVA from negative to stable. This is a reflection of its outlook on the improvement of the Group’s fundamentals, reinforced after the presentation of the results for the fourth quarter of 2014.

Ratings

	Long term	Short term	Outlook
DBRS	A	R-1 (low)	Stable
Fitch	A–	F-2	Stable
Moody’s	Baa2	P-2	Under review for upgrade
Scope Ratings	A	S-1	Stable
Standard & Poor’s	BBB	A-2	Stable

Capital base

(Million euros)

	CRD IV phased-in
	31-03-15	31-12-14	30-09-14	30-06-14	31-03-14
Common equity Tier I	43,995	41,832	40,422	38,978	38,700
Capital (Tier I)	43,995	41,832	40,422	38,978	38,700
Other eligible capital (Tier II)	10,686	10,986	10,893	10,421	9,170
Capital base	54,681	52,818	51,316	49,399	47,870
Risk-weighted assets	347,096	350,803	345,381	336,584	335,276
Total ratio (%)	15.8	15.1	14.9	14.7	14.3
CET1 (%)	12.7	11.9	11.7	11.6	11.5
Tier I (%)	12.7	11.9	11.7	11.6	11.5
Tier II (%)	3.1	3.1	3.2	3.1	2.7

Solvency	11

Risk management

Credit risk

In the first quarter of 2015 the main variables related to the Group’s credit risk management have been positive, in line with the trend of previous quarters:

•	The Group’s credit risk has increased by 2.5% since the end of 2014, despite the negative effect of the application of the new SIMADI exchange rate in Venezuela.

•	Stability in NPL flows due to containment of gross additions.

•	Therefore, positive trend in the NPL ratio, which closed at 5.6% as of 31-Mar-2015.

•	Improvement in the coverage ratio (65%) and the cost of risk (1.21% accumulated to March 2015, compared with 1.25% in 2014 and 1.27% in the same period the previous year).

Credit risks (1)

(Million euros)

	31-03-15	31-12-14	30-09-14	30-06-14	31-03-14
Non-performing loans and contingent liabilities	23,184	23,590	24,405	24,980	25,445
Credit risks	413,687	403,633	397,952	389,355	384,577
Provisions	15,002	15,157	15,335	15,515	15,372
NPL ratio (%) (2)	5.6	5.8	6.1	6.4	6.6
NPL coverage ratio (%) (2)	65	64	63	62	60
NPL ratio (%) (excluding real-estate activity in Spain) (2)	3.9	4.1	4.3	4.5	4.6
NPL coverage ratio (%) (excluding real-estate activity in Spain) (2)	66	65	64	63	59

(1)	Include gross customer lending plus contingent exposures.
(2)	Includes contingent liabilities.

Non-performing loans evolution

(Million euros)

	1Q15	4Q14	3Q14	2Q14	1Q14
Beginning balance	23,590	24,405	24,980	25,445	26,243
Entries	2,359	2,363	2,429	2,092	2,190
Recoveries	(1,751)	(1,935)	(1,840)	(1,781)	(1,708)
Net variation	608	427	589	311	482
Write-offs	(1,152)	(1,248)	(1,297)	(961)	(1,248)
Exchange rate differences and other	138	5	133	185	(32)
Period-end balance	23,184	23,590	24,405	24,980	25,445
Memorandum item:
Non-performing loans	22,787	23,164	23,983	24,554	25,032
Non-performing contingent liabilities	398	426	422	426	413

12	Group information

Structural risks

Liquidity and funding

Management of liquidity and funding aims to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance.

A core principle in BBVA’s management of the Group’s liquidity and funding is the financial independence of its banking subsidiaries abroad. This principle prevents the propagation of a liquidity crisis between the different areas and ensures that the cost of liquidity is correctly reflected in price formation.

In the first quarter of 2015, the liquidity conditions remained comfortable across BBVA’s global footprint:

•	The third TLTRO auction was held in March, at which BBVA borrowed €2,000m.

•	The long-term wholesale financial markets in Europe have remained stable and BBVA completed a new issue of mortgage-covered bonds for €1,250m.

•	Short-term funding in Europe has also continued to perform extremely well, in a context marked by a high level of market liquidity.

•	In general, the financial soundness of the banks in other regions is based on the funding of lending activity, done basically with customer funds.

Foreign exchange

Foreign-exchange risk management of BBVA’s long-term investments, basically stemming from its franchises abroad, aims to preserve the Group’s capital adequacy ratios and ensure the stability of its income statement.

The first quarter of the year saw gains in the dollar against the euro and greater volatility in those emerging currencies affected by the major fall in the oil price. In this context, BBVA has maintained a policy of actively hedging its investments in Mexico, Chile, Colombia, Turkey and the dollar area. In addition to this corporate-level hedging, dollar positions are held at a local level by some of the subsidiary banks. The foreign-exchange risk of the earnings expected from abroad for 2015 is also managed.

Interest rate

The aim of managing this risk is to maintain sustained growth of net interest income in the short and medium term, irrespective of interest-rate fluctuations.

In the first quarter of 2015, the results of this management have been satisfactory, with limited risk strategies in Europe, the United States and Mexico. The amount of NTI generated in these geographical areas is the result of prudent portfolio management strategies, particularly in terms of sovereign debt, in a context marked by low interest rates.

Economic capital

Attributable economic risk capital (ERC) consumption at the end of March 2015 stood at €30,836m(1), equivalent to an increase of 1.3% with respect to the close of December 2014. The most significant changes are summarized below:

•	Increase in credit ERC due to the euro’s depreciation against the respective local currencies (except the Venezuelan bolivar fuerte), affected by the approval of the quantitative easing (QE) program approved by the European Central Bank (ECB).

•	Decline in equities ERC due to the reduction of the stake in CNCB.

(1)	The rate of change is calculated against the close of December 2014 (€30,452m), which includes the annual effects of the update of the methodology, the credit risk parameters at the end of the year (Mexico, South America and the United States) and the review of models for the other risks. The figure published in the Quarterly Report of the fourth quarter of 2014 was €31,569m.

Risk management	13

The BBVA share

In the first quarter of 2015, the global economy has continued to show differences between the geographical areas, with better relative performance in developed economies compared with the gradual slowdown in China and moderate activity in other emerging regions. This is taking place in a scenario of certain geopolitical tensions, an absence of inflationary pressures and diverging monetary policies.

Against this backdrop, the main stock market indices ended the first quarter of 2015 with general rises, which were significantly higher in Europe than in the United States (the Euro Stoxx 50 up 17.5%, the Ibex 35 up 12.1% and the S&P500 up 0.4%). The Eurozone banking index, Euro Stoxx Banks, gained 17.2% in the quarter, while the S&P Regional Banks in the United States lost 0.9% in the same period.

As of March 31, 2015, the BBVA share price stood at €9.41 per share, a gain of 19.8% over the quarter and 7.9% in the last 12 months. In quarter-on-quarter terms it outperformed the Ibex 35 and the European indices Euro Stoxx 50 and Euro Stoxx Banks. As of 31-Mar-2015, the share has a weighting of 10.51% on the Ibex 35 and of 2.49% on the Euro Stoxx 50. As of the same date, BBVA’s market capitalization stood at €58,564m, 20.8% higher than on 31-Dec-2014.

With respect to shareholder remuneration, at the meeting held on March 25, 2015 the Board of Directors of BBVA agreed to perform a capital increase against reserves for the implementation of the “dividend option” shareholder remuneration scheme. Each shareholder is entitled to one

The BBVA share and share performance ratios

	31-03-15	31-12-14
Number of shareholders	944,631	960,397
Number of shares issued	6,224,923,938	6,171,338,995
Maximum price (euros)	9.60	9.66
Minimum price (euros)	7.21	7.45
Closing price (euros)	9.41	7.85
Book value per share (euros)	8.09	8.01
Market capitalization (million euros)	58,564	48,470
Price/book value (times)	1.2	1.0
PER (Price/earnings; times)	15.9	17.3
Yield (Dividend/price; %)(1)	3.4	4.5

(1)	Calculated by dividing the median of the forecast dividend per share of a consensus of analysts by the BBVA share price at the end of each quarter.

free allocation right for each BBVA share held on the date of publication of the announcement of the capital increase in the Official Bulletin of the Companies Register, with 70 rights entitling the holder to one new BBVA share. Alternatively, shareholders who wish to receive their remuneration in cash are entitled to sell their free allocation rights to BBVA at a gross fixed price of €0.13 per right during the first ten calendar days of their trading period, or on the market during the complete trading period. This system seeks to optimize and customize the remuneration scheme so that shareholders can benefit from greater flexibility, since they can adapt their remuneration to their preferences and personal circumstances.

14	Group information

Responsible Banking

The highlight of the first quarter of 2015 in terms of responsible banking has been BBVA’s joining of CSR Europe (The European Business Network for Corporate Social Responsibility) and the launch of ‘Camino al éxito’ (Path to Success).

Founded to promote companies’ contributions to social development at both the local and European levels, CSR Europe has the participation of 70 large international companies, and BBVA is the first Spanish financial entity to join. Through active collaboration, the members of CSR Europe have been able to influence European policies on employment, education and the environment, as well as to promote inclusive and sustainable growth.

‘Camino al éxito’ is a comprehensive program for SMEs in South America whose aim is to contribute to their growth and, therefore, to the development of Latin American societies. The program has been launched in seven countries in which BBVA is present (Argentina, Chile, Colombia, Paraguay, Peru, Uruguay and Venezuela) and addresses three areas: 1) training, 2) financing and value offer and 3) recognition and visibility.

Investment in social programs

In March 2015, the 2014 Responsible Banking Report was published. According to the Report, the Group allocated €107.15m to social programs, representing 4.1% of the net attributable profit and an increase of 10% on 2013. BBVA allocated 16% of said investment to financial literacy and 17% to high social impact products, 25% to educational programs for society and 41% to other strategic projects. By geographical area, 37% is allocated to Spain, 22% to Mexico, 11% to South America, 5% to the United States, 21% to the BBVA Foundation and 5% to the Microfinance Foundation.

TCR Communication

BBVA continues to make progress on closer and simpler communication with its customers. In 2015, the aim is to be perceived as one of the top two banks for the clearest and most transparent communication in the eight main geographical areas where we operate. On January 1, 2015, the TCR Commercial Communication Code was implemented. This document contains the principles to be followed in commercial communication and advertising in the Group to guarantee they are transparent, clear and responsible.

Financial literacy

In the first quarter of 2015, BBVA joined the program ‘Tus Finanzas, Tu Futuro’ (Your Finances, Your Future), the joint initiative of 16 Spanish banks promoted by the Spanish Banking Association (AEB), whose purpose is to foster financial literacy among Spanish youth. The aim is to enroll 6,500 students and more than 100 schools around Spain in the course, which will be taught by 400 volunteers. All volunteers will be employees from participating banks.

Products with a high social impact

The use of new digital channels and products bolsters a form of banking that is in touch with the needs of every customer. They also make it possible to unveil new opportunities for banking penetration for a segment of the population that is also in need of a savings strategy to help make financial projects a reality. BBVA Bancomer continues to lead in the creation of financial products and services for lower income customers, who benefit from access to the bank through various channels. This, in turn, strengthens financial inclusion, as seen in the 40% share achieved in this segment. Moreover, the entity in Mexico maintains its banking correspondent network with 24,500 member retailers. Through them, more than 45 million transactions are completed every year.

The BBVA Microfinance Foundation serves almost 1.6 million customers, to whom €983m in microloans have been granted. A total of 96% of these customers are considered successful in the business they have set up to rise out of poverty. The BBVA Microfinance Foundation has signed an alliance with UN WOMEN to promote the development and inclusion of low-income female entrepreneurs in Latin America and the Caribbean.

The Momentum Social Investment committee has selected the five 2014 Momentum Project ventures and another two from past editions. The recipients will receive more than €900,000 to grow their business. With this funding, Momentum Project wants to lead and promote social investment in Spain, to which it has allocated more than €8m since its launch in 2011.

Society

Innovation and knowledge

The BBVA Foundation Ayudas a Proyectos de Investigación (Research Project Grants) program has received more than 1,000 project applications from a total of 7,607 researchers in hopes of accessing one of the 21 BBVA Foundation Research Project Grants in the areas of Biomedicine, Ecology and Conservation Biology, Socioeconomics and Digital Humanities, in this first edition of the call for proposals. This program has €2.2m in funds available per year.

Environment

BBVA has significantly boosted its Global Eco-efficiency Plan with the signing of an agreement with Iberdrola for the electric power supplied to the 3,091-branch offices network and 71-buildings in Spain to be entirely renewable as of 2015. This measure will prevent the emission of 180,000 tons of CO2 per year, the equivalent of the annual emissions of 75,000 vehicles, a city with 50,000 inhabitants or the planting of 4.5 million trees.

On March 28, 2015, the BBVA Group again took part in the global Earth Hour campaign, switching off the lights of 523 buildings (133 corporate buildings and 390 branch offices) in 158 cities in 10 countries in the Americas and Europe. This project, which is now in its seventh edition, has become the main world event for environmental protection.

Responsible Banking	15

Business areas

This section presents and analyzes the most relevant aspects of the Group’s different areas. Specifically, it shows the income statement, the balance sheet, the business activity and the most significant ratios in each of them.

In 2015 changes have been made to the reporting structure of BBVA Group’s business areas with respect to that in place during 2014. Due to the increase of the stake in the Turkish bank Garanti to 39.9%, expected to take effect in the coming months, its balance sheet and earnings are presented separately from the rest of Eurasia. Thus, the business areas are:

•	Banking activity in Spain includes, as in previous years, the Retail Network, Corporate and Business Banking (CBB), Corporate & Investment Banking (CIB), BBVA Seguros and Asset Management. It also includes the portfolios, funding and structural interest-rate positions of the euro balance sheet.

•	Real-estate activity in Spain basically covers lending to rea l-estate developers and foreclosed real-estate assets in the country.

•	The United States encompasses the business conducted by the Bank in that country through BBVA Compass, the office in New York and Simple.

•	Turkey includes BBVA’s stake in the Turkish bank Garanti (currently 25.01%, as the additional 14.89% is still pending the relevant authorizations).

•	Mexico includes the banking and insurance businesses in the country.

•	South America includes the banking and insurance businesses that BBVA carries out in the region.

•	The rest of Eurasia includes the business carried out in the rest of Europe and Asia, i.e. the Group’s retail and wholesale businesses in the area.

In addition to the above, all the areas include a remainder made up of other businesses and a supplement that includes deletions and allocations not assigned to the units making up the above areas.

Lastly, the Corporate Center is an aggregate that contains the rest of the items that have not been allocated to the business areas, as it basically corresponds to the Group’s holding function. It includes: the costs of the head offices that have a corporate function; management of structural exchange-rate positions; specific issues of capital instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with pensioners; goodwill and other intangibles. It also comprises the result from certain corporate operations carried out by the Group that are commented at various points in this report.

In addition to this geographical breakdown, supplementary information is provided for all the wholesale businesses carried out by BBVA, i.e. Corporate & Investment Banking (CIB). This aggregate business is considered relevant to better understand the Group because of the characteristics of the customers served, the type of products offered and the risks assumed.

Lastly, as usual, in the case of the Americas and Turkey the results of applying constant exchange rates are given in addition to the year-on-year variations at current exchange rates.

The Group compiles information by areas based on units at the lowest level, and all the accounting data related to the business they manage is recorded in full. These basic units are then aggregated in accordance with the organizational structure established by the Group for higher-level units and, finally, the business areas themselves. Similarly, all the companies making up the Group are also assigned to the different units according to the geographical area in which they carry out their activity.

Once the composition of each business area has been defined, certain management criteria are applied, of which the following are particularly important:

•	Capital. Capital is allocated to each business according to ERC criteria. This is based on the concept of unexpected loss at a specific confidence level, depending on the Group’s capital adequacy targets. The calculation of the ERC combines credit risk, market risk, structural balance-sheet risk, equity positions, operational risk, fixed-asset risk and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel III capital accord, with economic criteria taking precedence over regulatory ones.

ERC is risk-sensitive and thus linked to the management policies of the businesses themselves. It standardizes capital allocation among them in accordance with the risks incurred. In other words, it is calculated in a way that is standard and integrated for all kinds of risks and for each operation, balance or risk position, allowing its risk-adjusted return to be assessed and an aggregate to be calculated for profitability by client, product, segment, unit or business area.

16	Business areas

•	Internal transfer prices. BBVA Group has a transfer prices system whose general principles apply in the Bank’s different entities, business areas and units. Within each geographical area, internal transfer rates are established to calculate the net interest income of its businesses, under both the asset and liability headings. These rates consist of a reference rate (an index whose use is generally accepted on the market) that is applied based on the transaction’s revision period or maturity, and a liquidity premium, i.e. a spread, that is established based on the conditions and outlook of the financial markets in this respect. There are also agreements for the allocation of earnings between the product-generating units and the distribution units.
•	Allocation of operating expenses. Both direct and indirect costs are allocated to the business areas, except where there is no clearly defined relationship with the businesses, i.e. when they are of a clearly corporate or institutional nature for the Group as a whole.

•	Cross-selling. In some cases, consolidation adjustments are made to eliminate double accounting entries in the results of two or more units as a result of cross-selling incentives between businesses.

Mayor income statement items by business area

(Million euros)

		Business areas
	BBVA Group (1)	Banking activity in Spain	Real-estate activity in Spain	The United States	Turkey (1)	Mexico	South America	Rest of Eurasia	S Business areas	Corporate Center
1Q15
Net interest income	3,663	968	(9)	435	210	1,340	802	46	3,792	(129)
Gross income	5,632	1,786	(46)	654	250	1,752	1,159	164	5,718	(86)
Operating income	2,857	1,081	(79)	223	140	1,105	655	74	3,200	(343)
Income before tax	1,442	496	(221)	191	107	693	468	56	1,791	(349)
Net attributable profit	1,536	347	(154)	136	86	524	227	36	1,203	333
1Q14
Net interest income	3,391	931	(7)	345	146	1,173	934	47	3,569	(179)
Gross income	5,051	1,753	(58)	517	210	1,537	1,160	156	5,275	(225)
Operating income	2,438	1,048	(94)	166	118	969	665	70	2,941	(504)
Income before tax	1,017	550	(353)	143	88	598	501	48	1,576	(559)
Net attributable profit	624	384	(245)	106	70	454	243	37	1,049	(425)

(1)	Financial statements with the revenues and expenses of the Garanti Group consolidated in proportion to the percentage of the Group’s stake.

Breakdown of gross income, operating income and net attributable profit by geography (1)

(1Q15)

	Banking activity		The United			South	Rest
	in Spain	Spain (2)	States	Turkey	Mexico	America	of Eurasia
Gross income	31.2	30.4	11.4	4.4	30.6	20.3	2.9
Operating income	33.8	31.3	7.0	4.4	34.5	20.5	2.3
Net attributable profit	28.9	16.1	11.3	7.1	43.5	18.9	3.0

(1)	Excludes the Corporate Center.
(2)	Including real-estate activity in Spain.

Business areas	17

Banking activity in Spain

Highlights in the first quarter of 2015

- The demand for loans continues to perform well.
- New reduction in the cost of time deposits and change of mix in funds.
- Favorable trend in more recurring revenue.
- Operating expenses in check.
- Improvement in the NPL and coverage ratios.

Business activity

(Year-on-year change. Data as of 31-03-2015)

Loans and advances to customers (gross)
3.5%
0.6%
Customer deposits under management

Net interest income/ATA

(Percentage)

1.02
0.99
1.00
1.04
1.01
1Q
2Q
3Q
4Q
1Q
2014
2015

Operating income

(Million euros)

+3.2%
1,048
917
776
1,034
1,081
1Q
2Q
3Q
4Q
1Q
2014
2015

Net attributable profit

(Million euros)

-9.6%
384
224
226
193
347
1Q
2Q
3Q
4Q
1Q
2014
2015

Breakdown of loans and advances to customers (gross)

(Percentage as of 31-03-2015)

Consumption 3.2
Other loans 51.8
CIB 11.9
Mortgage 45.0
Business and commercial 39.9

Breakdown of customer deposits under management

(Percentage as of 31-03-2015)

Other 2.9
Current and saving accounts 47.7
Time deposits 49.3

18	Business areas

Macro and industry trends

GDP growth in Spain is expected to pick up in the quarter, thanks to an improvement in household and business confidence, the sustained recovery of employment, reduced financial tension, a less restrictive fiscal policy and the positive effect of the euro’s depreciation on exports.

In the banking system, the decline in the volume of loans continues to moderate (down 6% year-on-year according to the information available as of February 2015), thanks to the fact that the flow of new loans to the retail segment continues to improve (up 10.3% year-on-year also as of February 2015). A reduction in the financing costs of households and businesses has also been observed in recent months.

Activity

The recovery of credit is underway, with good performance in the production of new loans, although growth is not yet perceived in the stock. By portfolio, the demand for mortgage, consumer, SME and business loans shows positive year-on-year growth supported by stronger economic activity in the country. As a result, the percentage change of gross lending to customers in the quarter is –0.6%, a lower decline to that reported in the immediate previous periods.

Improvement in the NPL and coverage ratios over the quarter.

Year-on-year growth in customer deposits under management, but with a change in the mix, as seen in recent quarters. The significant reduction in the remuneration paid for time deposits has led to funds being shifted toward demand deposits and mutual funds.

Earnings

Favorable trend in more recurring revenue in the first quarter of 2015:

•	Year-on-year growth in net interest income (up 3.9%), basically due to the reduced cost of both retail (reduction in the cost of deposits) and wholesale funding. The customer spread remains flat in the quarter, as the lower cost of deposits has been offset by the reduction of the average yield on assets, significantly affected by all-time low interest rates.

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1Q15	Δ%	1Q14
Net interest income	968	3.9	931
Net fees and commissions	378	8.9	347
Net trading income	337	(22.9)	437
Other income/expenses	104	166.3	39
Gross income	1,786	1.9	1,753
Operating expenses	(705)	(0.1)	(706)
Personnel expenses	(411)	(6.2)	(438)
General and administrative expenses	(269)	11.2	(242)
Depreciation and amortization	(25)	(3.4)	(26)
Operating income	1,081	3.2	1,048
Impairment on financial assets (net)	(421)	(9.1)	(463)
Provisions (net) and other gains (losses)	(164)	n.m.	(35)
Income before tax	496	(9.8)	550
Income tax	(148)	(10.1)	(165)
Net income	348	(9.6)	385
Non-controlling interests	(1)	(3.9)	(1)
Net attributable profit	347	(9.6)	384

Balance sheet	31-03-15	Δ%	31-03-14
Cash and balances with central banks	3,902	(12.7)	4,468
Financial assets	125,945	16.2	108,377
Loans and receivables	195,472	3.0	189,842
Loans and advances to customers	168,212	(3.6)	174,566
Loans and advances to credit institutions and other	27,260	78.4	15,276
Inter-area positions	—	—	8,515
Tangible assets	706	(5.4)	746
Other assets	3,501	95.1	1,794
Total assets/liabilities and equity	329,526	5.0	313,743
Deposits from central banks and credit institutions	58,264	1.7	57,306
Deposits from customers	159,816	2.4	156,123
Debt certificates	39,184	(18.8)	48,236
Subordinated liabilities	2,052	(5.6)	2,173
Inter-area positions	5,769	—	—
Financial liabilities held for trading	51,938	29.2	40,193
Other liabilities	4,638	230.3	1,404
Economic capital allocated	7,866	(5.3)	8,307

Relevant business indicators	31-03-15	31-12-14	31-03-14
Loans and advances to customers (gross)	173,234	174,201	179,563
Customer deposits under management (1)	136,250	138,140	135,416
Mutual funds	30,743	28,695	23,783
Pension funds	22,595	21,880	20,994
Efficiency ratio (%)	39.5	43.0	40.3
NPL ratio (%)	5.9	6.0	6.4
NPL coverage ratio (%)	46	45	41
Cost of risk (%)	0.99	0.95	1.04

(1)	Excluding repos.

Banking activity in Spain	19

•	There has also been good performance in income from fees and commissions (up 8.9%) thanks to those from fund management and securities. All this against a backdrop of regulatory restrictions in credit-card and pension fund fees and commissions.

Lower contribution from NTI compared with the first quarter of 2014 due to lower capital gains from sales of ALCO portfolios.

The Group’s transformation and digitization process in Spain is having a clear positive effect on operating expenses, which are down slightly (0.1%) in year-on-year terms.

Impairment losses on financial assets have continued to decline as in previous quarters: they are down 9.1% in year-on-year terms and 5.5% in the quarter. The cost of risk stands below 1%.

The costs resulting from the aforementioned transformation and digitization process explain the higher amount allocated to provisions.

As a result, the net attributable profit generated by banking activity in Spain in the first quarter of 2015 totaled €347m, which means a decline of 9.6% year-on-year.

20	Business areas

Real-estate activity in Spain

Industry trends

According to the latest data from the General Council of Spanish Notaries, home sales picked up in the last months of 2014. This trend is expected to continue in 2015, so the excess housing stock should be reduced gradually, and it will continue to influence the stabilization of prices, whose adjustment could be practically completed.

Exposure

BBVA continues with its strategy of reducing its net exposure to the real-estate sector in Spain, both to the developer segment (lending to real-estate developers plus foreclosed assets derived from those loans) and to foreclosed real-estate assets from retail mortgage loans.

Non-performing loans continued to decline over the quarter, with contained additions during the period. The coverage ratio of non-performing and substandard loans in the last three months stood at 54%, and of real-estate exposure as a whole at 48%.

Sales of real-estate assets in the quarter totaled 2,105 units, or 4,094 if third-party and developer sales are added to this figure. In the first quarter of 2015, the average monthly sales in monetary units, is in line with the first three months of 2014. Thus, the change of strategy already seen in 2014 of more selective sales and higher profitability is consolidated.

Coverage of real-estate exposure in Spain

(Million of euros as of 31-03-15)

	Risk amount	Provision	% Coverage over risk
NPL + Substandard	8,136	4,360	54
NPL	7,097	4,028	57
Substandard	1,039	332	32
Foreclosed real-estate and other assets	13,092	6,900	53
From real-estate developers	8,580	4,840	56
From dwellings	3,305	1,478	45
Other	1,207	582	48
Subtotal	21,228	11,260	53
Performing	2,476	—	—
With collateral	2,280
Finished properties	1,720
Construction in progress	313
Land	247
Without collateral and other	196
Real-estate exposure	23,704	11,260	48

Note: Transparency scope according to Bank of Spain Circular 5/2011 dated November 30.

Real-estate activity in Spain	21

Earnings

In the first quarter of 2015, BBVA’s real-estate business in Spain registered a loss of €154m,

less than the €245m loss posted in the same period the previous year, due basically to the reduced need for loan-loss and real-estate provisions.

Financial statements

(Million euros)

Income statement	1Q15	Δ %	1Q14
Net interest income	(9)	29.4	(7)
Net fees and commissions	1	(14.8)	1
Net trading income	1	n.m.	0
Other income/expenses	(39)	(25.8)	(52)
Gross income	(46)	(20.3)	(58)
Operating expenses	(33)	(10.0)	(36)
Personnel expenses	(18)	(0.3)	(18)
General and administrative expenses	(9)	(27.0)	(12)
Depreciation and amortization	(5)	(4.2)	(5)
Operating income	(79)	(16.3)	(94)
Impairment on financial assets (net)	(57)	(24.4)	(76)
Provisions (net) and other gains (losses)	(85)	(53.8)	(183)
Income before tax	(221)	(37.5)	(353)
Income tax	67	(36.7)	107
Net income	(153)	(37.8)	(246)
Non-controlling interests	(1)	n.m.	1
Net attributable profit	(154)	(37.2)	(245)

Balance sheet	31-03-15	Δ%	31-03-14
Cash and balances with central banks	6	19.4	5
Financial assets	346	(42.6)	603
Loans and receivables	8,777	(12.8)	10,067
Loans and advances to customers	8,777	(12.8)	10,067
Loans and advances to credit institutions and other	—	—	—
Inter-area positions	—	—	—
Tangible assets	1,279	(20.0)	1,600
Other assets	6,762	(4.5)	7,080
Total assets/liabilities and equity	17,170	(11.3)	19,355
Deposits from central banks and credit institutions	—	—	—
Deposits from customers	28	(72.4)	100
Debt certificates	—	—	—
Subordinated liabilities	776	(14.9)	912
Inter-area positions	13,264	(9.7)	14,695
Financial liabilities held for trading	—	—	—
Other liabilities	—	—	—
Economic capital allocated	3,103	(14.9)	3,648

22	Business areas

The United States

Highlights in the first quarter of 2015

- Strong activity in lending and fund gathering.
- Improvement in net interest income.
- Cost containment.
- Good risk indicators.
- Positive news in solvency and liquidity.

Business activity

(Year-on-year change at constant exchange rate. Data as of 31-03-2015)

12.2%
15.3%
Loans and advances to customers (gross)
Customer deposits under management

Net interest income/ATA

(Percentage. Constant exchange rate)

2.44
2.34
2.24
2.18
2.19
1Q
2Q
3Q
4Q
1Q
2014
2015

Operating income

(Million euros at constant exchange rate)

+10.1% (1)
202
192
172
187
223
1Q
2Q
3Q
4Q
1Q
2014
2015

(1) At current exchange rate: +34.3%.

Net attributable profit

(Million euros at constant exchange rate)

+5.6% (1)
129
110
123
142
136
1Q
2Q
3Q
4Q
1Q
2014
2015

(1) At current exchange rate: +29.2%.

Breakdown of loans and advances to customers (gross)

(Percentage as of 31-03-2015)

Consumption 11.6
Other loans 65.3
CIB 15.5
Mortgage 23.0
Business and commercial 49.8

Breakdown of customer deposits under management

(Percentage as of 31-03-2015)

Time deposits 22.1
Current and saving accounts 77.9

The United States	23

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1Q15	Δ%	Δ%(1)	1Q15
Net interest income	435	25.9	3.5	345
Net fees and commissions	156	17.2	(3.8)	133
Net trading income	56	51.4	23.1	37
Other income/expenses	7	231.3	175.5	2
Gross income	654	26.4	3.7	517
Operating expenses	(431)	22.6	0.7	(351)
Personnel expenses	(246)	19.5	(1.9)	(206)
General and administrative expenses	(132)	30.3	7.1	(102)
Depreciation and amortization	(52)	19.5	(1.8)	(43)
Operating income	223	34.3	10.1	166
Impairment on financial assets (net)	(30)	53.4	27.6	(19)
Provisions (net) and other gains (losses)	(2)	(34.9)	(46.5)	(3)
Income before tax	191	33.3	9.1	143
Income tax	(55)	45.0	19.1	(38)
Net incomes	136	29.2	5.6	106
Non-controlling interests	—	—	—	—
Net attributable profit	136	29.2	5.6	106

Balance sheet	31-03-15	Δ %	Δ %(1)	31-03-14
Cash and balances with central banks	4,839	8.0	(15.7)	4,479
Financial assets	14,179	92.7	50.4	7,358
Loans and receivables	59,243	44.2	12.5	41,080
Loans and advances to customers	57,096	44.1	12.5	39,619
Loans and advances to credit institutions and other	2,146	46.9	14.6	1,461
Inter-area positions	—	—	—	—
Tangible assets	811	23.3	(3.8)	658
Other assets	1,858	(14.7)	(33.5)	2,180
Total assets/liabilities and equity	80,930	45.2	13.3	55,754
Deposits from central banks and credit institutions	7,548	105.0	59.9	3,683
Deposits from customers	59,337	39.5	8.9	42,536
Debt certificates	926	—	—	—
Subordinated liabilities	846	29.9	1.4	651
Inter-area positions	223	(86.6)	(89.6)	1,669
Financial liabilities held for trading	3,492	n.m.	n.m.	178
Other liabilities	5,635	18.6	(7.4)	4,751
Economic capital allocated	2,922	27.8	(0.3)	2,286

Relevant business indicators	31-03-15	31-12-14	31-03-14
Loans and advances to customers (gross) (1)	57,878	56,047	51,588
Customer deposits under management (1-2)	58,424	56,528	50,673
Mutual funds	—	—	—
Pension funds	—	—	—
Efficiency ratio (%)	65.9	70.1	67.9
NPL ratio (%)	0.9	0.9	1.0
NPL coverage ratio (%)	164	167	160
Cost of risk (%)	0.23	0.16	0.19

(1) Figures at constant exchange rate.

(2) Excludes repos.

Macro and industry trends

The macroeconomic outlook for 2015 in the United States is clearly positive, particularly in terms of improved employment and private disposable income, two determining factors in the recovery of domestic spending. This excellent backdrop is consistent with a scenario in which the Federal Reserve (Fed) launches the normalization process for the monetary policy.

With respect to the exchange rate, the U.S. dollar has strengthened its appreciation against the euro, due to the change in the course of the monetary policies of the ECB (towards the expansion of its balance sheet) and of the Fed (towards an increase in rates) and the increased spread between the United States and the euro area, in favor of the United States. All the comments below referring to rates of change are expressed at a constant exchange rate, unless expressly stated otherwise.

The most notable event with respect to the financial system was the publication in March of the results of the Fed’s stress test carried out on the leading banks in the country. In it, all banks exceeded the minimum CET1 capital adequacy ratio threshold of 4.5% (Basel III) permitted in the severely adverse scenario.

Activity

Lending maintains its upward trend of previous periods (up 12.2% year-on-year and up 3.3% in the quarter), though with a slight moderation in growth rates. By portfolio, of note is that of companies (commercial lending), which represents 46% of the gross lending in the area and is growing at year-on-year rates of 14.0% (up 5.1% in the quarter). Also worth highlighting is consumer finance, accounting for 12% and presenting growth of 18.2% and 4.0%, respectively, in the last 12 and three month periods.

Asset quality indicators remain at historically low levels, with the NPL (0.9%) maintaining levels from the end of 2014 while the coverage ratio increases to 164%. Progressive normalization of the cost of risk continued and remains very low (0.23%).

Customer deposits under management also performed well, with a year-on-year rise of 15.3% (up 3.4% in the quarter) supported by the favorable performance of both time deposits (up 23.5% in the last 12 months and up 1.9% since the end of December) and the current and savings accounts (up 13.2% in the year and up 3.8% in the quarter).

24	Business areas

Earnings

The area generated a net attributable profit in the quarter of €136m, 5.6% more than in the same period in 2014.

Gross income progressed favorably, up 3.7% in the year and 0.5% in the quarter. This good performance is supported by net interest income, positively impacted by increased activity in the context of unfavorable rates and by the NTI, due to the capital gains from the sale of ALCO portfolios and the positive performance of the Global Markets unit in the quarter. The above were able to offset the reported decrease in fees and commissions, due in part to revenues from one-off wholesale operations in the first quarter of 2014.

Operating expenses have been contained due to the structural adjustments made in previous periods, particularly in personnel costs.

As a result, operating income experienced double-digit year-on-year growth, up 10.1%, and the efficiency ratio improved significantly, from 70.1% in December 2014 to 65.9% in March 2015.

Lastly, impairment losses on financial assets increased year-on-year by 27.6%, but at highly contained levels. This was affected by the growth of activity and the aforementioned progressive normalization of the cost of risk.

The United States	25

Turkey

Highlights in the first quarter of 2015

- Strong loans in liras.
- Lower contribution from the portfolio of inflation linked bonds.
- Good performance of recurring revenue.
- Improvement of asset quality indicators.

Business activity

(Year-on-year change at constant exchange rate. Data as of 31-03-2015)

18.6%
12.3%
Loans and advances to customers (gross)
Customer deposits under management

Net interest income/ATA

(Percentage. Constant exchange rate)

2.99
3.22
3.62
3.99
3.52
1Q
2Q
3Q
4Q
1Q
2014
2015

Operating income

(Million euros at constant exchange rate)

+8.4% (1)
129
144
149
154
140
1Q
2Q
3Q
4Q
1Q
2014
2015

(1) At current exchange rate: +18.8%.

Net attributable profit

(Million euros at constant exchange rate)

+12.2% (1)
76
89
84
76
86
1Q
2Q
3Q
4Q
1Q
2014
2015

(1) At current exchange rate: +23.0%.

Garanti. Composition of assets and lending portfolio (1)

(Percentage as of 31-03-2015)

Composition of assets
Lending portfolio
Other 5.2
Loans to customers 62.4
Cash and banks 15.3
Securities 17.1
Credit cards 11.1
Business and commercial 63.9
Consumption 25.1

(1) Garanti Bank only.

Garanti. Composition of liabilities (1)

(Percentage as of 31-03-2015)

Other 7.7
Shareholders' equity 11.5
Fund borrowed 13.8
Repo obligations 5.4
Bonds issued 5.9
Deposits from customers 53.7
Deposits from banks 2.0

(1) Garanti Bank only.

26	Business areas

Macro and industry trends

Economic growth picked up in the last quarter of 2014 due to the recovery of private consumption. The outlook for 2015 is favorable, positively influenced by the fall in oil prices and sound foreign demand. Moderation in inflation and in the current account deficit is giving the Central Bank more room for maneuver, enabling it to maintain in the first quarter of 2015 the gradual cuts to interest rates, a process it started in the second half of 2014.

Lending to the private sector maintains relatively high rates of growth, supported above all by the increase in the commercial segment, while the system’s NPL ratio remains stable. Gathering of funds in the private sector is also in line with the figures registered in 2014. The Turkish banking system continues to enjoy high levels of capitalization and sound profitability.

All the comments below on rates of change will be expressed at a constant exchange rate, unless expressly stated otherwise.

Activity

Gross lending to customers closed the quarter with year-on-year growth above 18%, driven by strong consumer finance, mortgage loans and commercial lending in Turkish liras, which offsets the lower demand for loans in foreign currency, held back by exchange rate volatility.

Asset quality indicators improved in the quarter, with the NPL ratio down 15 basis points and the coverage ratio improving by 2.7% compared with the figure at the end of 2014. Significant improvement also in the cost of risk, which is below 1% in the quarter as a whole.

Customer deposits under management in the area registered a significant increase over the last twelve months, which affected most products, although the increase in time deposits in foreign currency (of lower cost than those in local currency) is worth mentioning.

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement (1)	1Q15	Δ%	Δ% (2)	1Q14
Net interest income	210	43.8	31.3	146
Net fees and commissions	50	18.9	8.6	42
Net trading income	(15)	n.m.	n.m.	18
Other income/expenses	5	25.2	14.3	4
Gross income	250	19.2	8.9	210
Operating expenses	(110)	19.7	9.5	(92)
Personnel expenses	(56)	19.9	9.6	(47)
General and administrative expenses	(44)	20.5	10.0	(37)
Depreciation and amortization	(10)	15.8	5.7	(8)
Operating income	140	18.8	8.4	118
Impairment on financial assets (net)	(33)	31.4	20.0	(25)
Provisions (net) and other gains (losses)	(0)	(89.5)	(90.4)	(5)
Income before tax	107	20.9	10.2	88
Income tax	(21)	12.7	2.7	(19)
Net income	86	23.0	12.2	70
Non-controlling interests	—	—	—	—
Net attributable profit	86	23.0	12.2	70

Balance sheet (1)	31-03-15	Δ%	Δ%(2)	31-03-14
Cash and balances with central banks	2,430	20.1	13.8	2,024
Financial assets	4,469	16.2	10.0	3,848
Loans and receivables	15,749	23.5	17.0	12,748
Loans and advances to customers	14,177	25.1	18.5	11,335
Loans and advances to credit institutions and other	1,572	11.3	5.4	1,413
Tangible assets	193	10.0	4.2	175
Other assets	779	22.6	16.2	636
Total assets/liabilities and equity	23,620	21.6	15.2	19,430
Deposits from central banks and credit institutions	4,349	(1.3)	(6.5)	4,407
Deposits from customers	12,507	23.4	16.9	10,133
Debt certificates	1,306	38.9	31.6	940
Subordinated liabilities	23	(1.6)	(6.7)	23
Financial liabilities held for trading	373	125.3	113.4	166
Other liabilities	4,120	38.6	31.3	2,973
Economic capital allocated	943	19.5	13.3	789

Relevant business indicators	31-03-15	31-12-14	31-03-14
Loans and advances to customers (gross) (2)	14,741	13,726	12,429
Customer deposits under management (2-3)	12,057	11,054	10,733
Mutual funds	365	344	350
Pension funds	572	538	385
Efficiency ratio (%)	44.0	41.8	43.8
NPL ratio (%)	2.6	2.8	2.7
NPL coverage ratio (%)	118	115	112
Cost of risk (%)	0.94	1.16	0.88

(1)	Financial statements with the revenues and expenses of the Garanti Group consolidated in proportion to the percentage of the Group’s stake.
(2)	Figures at constant exchange rate.
(3)	Excluding repos.

Turkey	27

Earnings

There has been a positive trend in more recurring revenue, due to:

•	Stable customer spreads. This, however, has been reversed by the lower contribution from inflation-linked bonds in the quarter, due to the moderation in the consumer price index. This explains the decline in net interest income in the quarter, although in year-on-year terms it has grown 31.3%.

•	Good performance of income from fees and commissions, which continues to grow thanks to a diversified revenue base that mitigates the impact of the regulations, approved in October 2014, that limit fees and commissions on consumer loans and credit cards. In addition, the quarter includes one-off fees and commissions from the closing of several project finance deals.

Operating expenses closed in line with those for the previous quarter, despite the negative effect that the Turkish lira’s depreciation against the U.S. dollar has on expense items that are paid in dollars.

Increase in impairment losses on financial assets due to a provision for loans in foreign currency, also influenced by the aforementioned deterioration of the Turkish lira since the beginning of the year.

As a result of the above, the net attributable profit generated by the inclusion in BBVA Group’s earnings of the 25.01% stake in Garanti amounts to €86m, 12.2% more than in the same quarter of the previous year.

28	Business areas

Mexico

Highlights in the first quarter of 2015

- Standout performance compared with its main competitors in an environment of moderate growth.
- Sound earnings.
- Improvement in risk indicators, which compare favorably with those of BBVA's competitors.

Business activity

(Year-on-year change at constant exchange rate. Data as of 31-03-2015)

12.9%
11.5%
Loans and advances to customers (gross)
Customer deposits under management

Net interest income/ATA

(Percentage. Constant exchange rate)

5.66
5.19
5.21
5.42
5.38
1Q
2Q
3Q
4Q
2014
1Q
2015

Operating income

(Million euros at constant exchange rate)

+5.8% (1)
1,044
1,071
1,063
1,141
1,105
1Q
2Q
3Q
4Q
2014
1Q
2015

(1) At current exchange rate: +14.0%.

Net attributable profit

(Million euros at constant exchange rate)

+7.1% (1)
489
473
463
585
524
1Q
2Q
3Q
4Q
2014
1Q
2015

(1) At current exchange rate: +15.4%.

Breakdown of loans and advances to customers (gross)

(Percentage as of 31-03-2015)

Consumption 24.4
Other loans 54.5
CIB 20.6
Mortgage 21.2
Business and commercial 33.9

Breakdown of customer deposits under management

(Percentage as of 31-03-2015)

Other 22.8
Current and saving accounts 61.8
Time deposits 15.4

Mexico	29

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1Q15	Δ%	Δ%(2)	1Q14
Net interest income	1,340	14.3	6.1	1,173
Net fees and commissions	295	12.6	4.5	262
Net trading income	52	7.2	(0.5)	48
Other income/expenses	64	20.0	11.3	54
Gross income	1,752	14.0	5.8	1,537
Operating expenses	(647)	13.9	5.8	(568)
Personnel expenses	(288)	17.8	9.4	(244)
General and administrative expenses	(305)	8.9	1.1	(280)
Depreciation and amortization	(54)	24.6	15.7	(44)
Operating income	1,105	14.0	5.8	969
Impairment on financial assets (net)	(422)	18.7	10.2	(355)
Provisions (net) and other gains (losses)	10	n.m.	n.m.	(16)
Income before tax	693	16.0	7.7	598
Income tax	(170)	18.0	9.5	(144)
Net income	524	15.4	7.1	454
Non-controlling interests	—	—	—	—
Net attributable profit	524	15.4	7.1	454

Balance sheet	31-03-15	Δ%	Δ%(1)	31-03-14
Cash and balances with central banks	6,328	19.4	9.5	5,299
Financial assets	37,896	16.6	6.9	32,502
Loans and receivables	51,672	21.1	11.0	42,673
Loans and advances to customers	49,987	23.8	13.5	40,381
Loans and advances to credit institutions and other	1,685	(26.5)	(32.6)	2,292
Tangible assets	1,898	42.4	30.5	1,333
Other assets	4,505	22.3	12.1	3,682
Total assets/liabilities and equity	102,300	19.7	9.7	85,489
Deposits from central banks and credit institutions	9,241	(1.3)	(9.6)	9,366
Deposits from customers	50,963	14.9	5.3	44,342
Debt certificates	6,189	59.4	46.1	3,883
Subordinated liabilities	4,683	28.7	18.0	3,638
Financial liabilities held for trading	7,861	14.1	4.6	6,890
Other liabilities	18,321	43.1	31.1	12,807
Economic capital allocated	5,041	10.5	1.3	4,562

Relevant business indicators	31-03-15	31-12-14	31-03-14
Loans and advances to customers (gross) (1)	51,700	50,640	45,809
Customer deposits under management (1-2)	50,251	48,086	45,070
Mutual funds	20,797	18,691	17,191
Pension funds	—	—	—
Efficiency ratio (%)	36.9	36.9	36.9
NPL ratio (%)	2.8	2.9	3.4
NPL coverage ratio (%)	116	114	114
Cost of risk (%)	3.44	3.45	3.51

(1)	Figures at constant exchange rate.
(2)	Including all the repos.

Macro and industry trends

Moderate growth of the Mexican economy, which will continue to be driven by foreign demand from the United States. Recently, some factors have surprised on the downside, such as, for example, lower oil production and the cutbacks announced for public spending. In terms of interest rates, the Mexican Central Bank’s announcement points toward a synchronization of its monetary policy with the Fed’s normalization process, but the elevated ease and low inflation suggest that the cycle of upgrades should be slow.

Strengthening of the Mexican peso’s exchange rate against the euro, both over the last twelve months and in the quarter. All the comments below on rates of change will be expressed at a constant exchange rate, unless expressly stated otherwise.

The country’s financial system has recorded double-digit growth in business activity (in both loans and customer funds gathering), according to the latest information available, from February 2015, released by the National Banking and Securities Commission (CNBV); it maintains high solvency levels, adequate liquidity, a gradual improvement of the NPL ratio and robust profitability, strongly supported by financial revenue.

Activity

In the first months of 2015, BBVA’s business activity in Mexico performed well, with the loan book growing at a double-digit rate (up 12.9% year-on-year), above the figure registered by the market as a whole (up 11.7% according to February data published by the CNBV).

Boost of the wholesale portfolio, which recorded a balance 24.4% above that of March 2014 (taking into consideration commercial and public sector loans). Lending to large corporations and medium-sized companies maintains its positive trajectory.

Within the retail portfolio, consumer lending sold by the branch network (payroll and personal loans) performed strongly (up 24.9%), boosted by the pre-approved loan campaigns. Also, positive performance of lending to small businesses (up 24.7%), due largely to the recent expansion of the network and the number of specialized executives. The housing portfolio continues to perform well, with a cumulative increase in new production of 18.8% over the first three months of the year. In contrast, weak increase in the balances from credit cards (up 3.5% year-on-year excluding the Finanzia card) in line with the country’s moderate economic growth.

30	Business areas

This trend has been accompanied by sound risk indicators, which compare favorably with those of the competitors. Worth noting is the 8 bp decline in the quarter in the NPL ratio to 2.8% as of 31-Mar-2015, and a new improvement in the coverage ratio, which at the end of March stood at 116%.

Customer funds (on-balance-sheet deposits, repos, mutual funds and other off-balance-sheet funds) are up 11.2% since the end of the first quarter of 2014, thanks to the favorable trend in all of its headings (up 17.0% in deposits, up 24.7% in time deposits and up 10.9% in mutual funds), maintaining a mix with a greater share of lower-cost deposits.

Earnings

In Mexico, BBVA has registered a sound income statement, despite the country’s moderate economic growth.

Progress in the net interest income, though with a year-on-year rate of growth lower than in previous quarters. The above is mainly due to the lower growth of credit card volumes, and to the high revenue of the Global Markets in the first quarter of the previous year.

Income from fees and commissions has increased year-on-year by 4.5%, driven by banking fees and fees from advice to corporate and investment banking customers.

NTI stands at levels similar to those posted in the same period the previous year.

The other income/expenses heading has improved thanks to the more favorable trend in the insurance business in this quarter compared with the same period in 2014.

Operating expenses have increased by 5.8%, while the efficiency ratio remains at the level posted in previous quarters (36.9%), once again positioning BBVA in Mexico as one of the most efficient institutions in the Mexican banking system.

Impairment losses on financial assets are in line with the growth of the loan portfolio, and the cost of risk in the quarter (3.44%) is practically stable (3.45% in 2014 as a whole).

As a result of the above, the area’s net attributable profit stands at €524m, up 7.1% over the last twelve months.

Mexico	31

South America

Highlights in the first quarter of 2015

- General strengthening of the region's currencies against the euro, except for the Venezuelan bolivar.
- Increased activity in all the banks in the area.
- Improvement in the mix, in both the loan book and customer funds.
- Stable risk indicators.

Business activity
(Year-on-year change at constant exchange rates. Data as of 31-03-2015)

South America
South America excluding Venezuela
13.7%
12.5%
11.7%
9.3%
Loans and advances to customers (gross)
Customer deposits under management

Net interest income/ATA
(Percentage. Constant exchange rates)

South America
South America excluding Venezuela
4.63
4.56
4.82
4.71
4.68
4.54
4.95
4.77
4.52
4.42
1Q
2Q
3Q
4Q
2014
1Q
2015

South America excluding Venezuela. Operating income
(Million euros at constant exchange rates)

+13.9% (1)
506
561
588
612
576
1Q
2Q
3Q
4Q
2014
1Q
2015

(1) At current exchange rates: +21.2%.

South America excluding Venezuela. Net attributable profit (Million euros at constant exchange rates)

+8.1% (1)
197
232
234
216
213
1Q
2Q
3Q
4Q
2014
1Q
2015

(1) At current exchange rates: +14.0%.

South America excluding Venezuela. Breakdown of loans and advances to customers (gross)
(Percentage as of 31-03-2015)

Consumption 20.7
Other loans 56.6
CIB 16.1
Mortgage 22.7
Business and commercial 40.5

South America excluding Venezuela. Breakdown of customer deposits under management
(Percentage as of 31-03-2015)

Other 11.4
Current and saving accounts 47.3
Time deposits 41.3

32	Business areas

Macro and industry trends

South America faces an unfavorable external environment due to the decline in commodity prices, the slowdown of growth in China and less lax financing conditions as a result of the appreciation of the dollar and the moderation in capital flows into the region. Growth is expected to return in 2015, although the recovery will vary widely by country. The central banks in the region have taken advantage of the decline in inflation to support the economic cycle, with laxer monetary policies, and this could lead to additional cuts in interest rates in Peru, Chile and Colombia.

In terms of exchange rates, there were general appreciations in all the currencies in the region, except for the Venezuelan bolivar, as a result of the new exchange-rate system SIMADI. All the comments below on rates of change are expressed at constant exchange rates and without taking into account earnings and activity in Venezuela, unless stated otherwise.

The financial system remains sound, as was recently acknowledged by the International Monetary Fund in the specific case of Peru and Colombia.

Activity

Gross lending to customers once again grew in year-on-year terms (up 12.5%), driven by all banking businesses and, particularly, by the significant increase in balances in Colombia and Peru.

By portfolio, worth mentioning is the excellent performance of all of them, but particularly loans to individuals due to the good performance of credit cards (up 30.7%), mortgage loans (up 14.0%), consumer credit (up 9.1%) as well as commercial lending (up 13.4%).

The most noteworthy aspect in asset quality in the quarter is the stability in both the NPL and coverage ratios.

Customer funds, both on-balance and off-balance, have grown by 11.0% in the year-on-year comparison. BBVA Francés is the bank that has shown the highest growth (up 31.8%). By products, there has once again been notable growth in those most transactional, which has resulted in an improvement of the mix, although there has also been a significant increase in funds under management in mutual funds (up 23.5%).

Financial statements and relevant business indicators

(Million euros and percentage)

	South
	America	South America excluding Venezuela
Income statement	1Q15	1Q15	Δ%	Δ%(1)	1Q14
Net interest income	802	763	19.1	12.3	641
Net fees and commissions	174	168	23.8	15.0	136
Net trading income	180	108	32.4	23.8	82
Other income/expenses	2	26	34.5	31.1	19
Gross income	1,159	1,065	21.4	14.2	877
Operating expenses	(504)	(489)	21.7	14.5	(402)
Personnel expenses	(266)	(261)	24.2	16.6	(210)
General and administrative expenses	(211)	(203)	20.0	13.2	(169)
Depreciation and amortization	(27)	(25)	11.6	5.1	(22)
Operating income	655	576	21.2	13.9	475
Impairment on financial assets (net)	(137)	(133)	15.6	9.0	(115)
Provisions (net) and other gains (losses)	(50)	(22)	116.1	99.6	(10)
Income before tax	468	421	20.3	13.1	350
Income tax	(145)	(124)	33.7	26.4	(93)
Net income	323	297	15.4	8.3	258
Non-controlling interests	(96)	(85)	19.2	9.0	(71)
Net attributable profit	227	213	14.0	8.1	187

Balance sheet	31-03-15	31-03-15	Δ%	Δ%(1)	31-03-14
Cash and balances with central banks	9,786	9,237	42.1	26.5	6,501
Financial assets	10,528	10,274	36.5	28.6	7,525
Loans and receivables	50,427	48,885	25.5	13.8	38,956
Loans and advances to customers	45,800	44,789	24.0	12.7	36,108
Loans and advances to credit institutions and other	4,627	4,096	43.8	28.4	2,848
Tangible assets	808	777	33.1	18.9	583
Other assets	1,979	1,913	39.9	25.5	1,368
Total assets/liabilities and equity	73,529	71,086	29.4	17.7	54,933
Deposits from central banks and credit institutions	7,075	7,038	64.1	45.2	4,288
Deposits from customers	44,055	42,111	18.9	8.7	35,425
Debt certificates	5,315	5,315	40.5	24.1	3,783
Subordinated liabilities	1,814	1,814	45.9	33.0	1,243
Financial liabilities held for trading	3,659	3,659	169.8	141.2	1,356
Other liabilities	8,968	8,594	29.8	17.6	6,622
Economic capital allocated	2,644	2,556	15.4	8.2	2,215

	South
	America	South America excluding Venezuela
Relevant business indicators	31-03-15	31-03-15	31-12-14	31-03-14
Loans and advances to customers (gross) (1)	47,212	46,171	45,272	41,026
Customer deposits under management (1-2)	44,235	42,313	41,218	38,720
Mutual funds	4,400	4,399	3,838	3,210
Pension funds	5,411	5,411	4,632	3,656
Efficiency ratio (%)	43.5	45.9	44.0	45.8
NPL ratio (%)	2.3	2.3	2.2	2.2
NPL coverage ratio (%)	121	119	123	134
Cost of risk (%)	1.03	1.21	1.19	1.23

(1)	Figures at constant exchange rates.
(2)	Excluding repos and including specific marketable debt securities.

South America	33

Earnings

In the first quarter of 2015, South America posted a net attributable profit of €213m, equivalent to a year-on-year increase of 8.1%.

Recurring revenue performed very well, with a year-on-year increase of 12.3% in net interest income (thanks to strong activity and the maintenance of spreads) and of 15.0% in fees and commissions.

Meanwhile, NTI registered year-on-year growth of 23.8%, despite the fact that in the first quarter of 2014 this heading included the positive impact resulting from the revaluation of the dollar positions due to the depreciation of the Argentinean peso.

Operating expenses continue to be greatly influenced by the investment plans implemented and by the high inflation in some countries in the area.

Moderate performance of impairment losses on financial assets, together with an improvement in the cost of risk, both over the year and in the quarter.

Lastly, there has been a negative impact from the increase in tax rates in Chile and Colombia as a result of the reforms implemented in those countries.

By country, Argentina shows the best trend in recurring revenues. In Colombia and more clearly in Peru, cost control and good performance of impairments drove earnings above the growth of gross income. Of note in Chile is the favorable performance of Forum Chile, a leading entity in the country, in which BBVA has increased its stake to 100% at the end of this quarter. Moreover, there has also been a general improvement in the cost/ income of the banking businesses.

South America. Relevant business indicators per country

(Million euros)

	Argentina		Chile		Colombia		Peru		Venezuela
	31-03-15	31-03-14	31-03-15	31-03-14	31-03-15	31-03-14	31-03-15	31-03-14	31-03-15	31-03-14
Loans and advances to customers (gross) (1)	4,629	3,779	13,622	12,702	11,426	9,827	13,397	12,238	1,042	484
Customer deposits under management (1-2)	5,729	4,640	9,163	8,710	11,753	11,315	11,642	10,695	1,922	889
Mutual funds	819	281	1,441	1,146	770	701	1,369	1,082	1	10
Efficiency ratio (%)	51.8	52.7	48.5	46.3	39.1	41.3	36.4	37.2	15.7	33.1
NPL ratio (%)	0.9	0.8	2.5	2.5	2.3	2.0	2.8	2.3	1.3	2.2
NPL coverage ratio (%)	388	406	68	84	139	153	122	149	232	146
Cost of risk (%)	1.39	1.18	1.13	1.04	1.35	1.49	1.23	1.39	0.16	1.20

(1)	Figures at constant exchange rates.
(2)	Excluding repos and including specific marketable debt securities.

South America. Data per country

(Million euros)

	Operating income				Net attributable profit
Country	1Q15	Δ%	Δ% at constant exchange rates	1Q14	1Q15	Δ%	Δ% at constant exchange rates	1Q14
Argentina	149	50.7	41.8	99	60	40.4	32.0	43
Chile	89	4.3	(2.9)	85	30	(15.1)	(20.9)	36
Colombia	151	15.8	17.1	131	72	18.1	19.5	61
Peru	176	22.2	9.4	144	46	28.5	15.1	36
Venezuela	79	(58.2)	n.m.	189	15	(74.2)	246.2	57
Other countries (1)	11	(33.9)	(41.1)	17	4	(61.2)	(65.3)	12
Total	655	(1.4)	26.1	665	227	(6.5)	13.1	243

(1)	Paraguay, Uruguay and Bolivia. Additionally, it includes eliminations and other charges.

34	Business areas

Rest of Eurasia

Macro and industry trends

Economic activity in the euro zone in the quarter has been influenced by the ECB’s asset purchase program and its impact on the currency’s depreciation and the reduction in financing costs, with an incipient recovery of demand for new bank lending in an environment of inflation at all-time lows. Growth in the area is expected to consolidate in 2015, on the back of the recovery of the peripheral countries and the better relative performance of Italy and France.

In China, activity continues to slow down. As a result, demand, fiscal and, above all, monetary policies have room for responding to modulate the rate of GDP growth. In fact, the Central Bank cut interest rates by 25 basis points last March 1st and new cuts cannot be ruled out.

Activity

Gross lending to customers in the area already shows positive year-on-year rates of change (up 1.2%). Particularly strong performance has been observed in the quarter, when this heading has increased by 6.8%.

Asset quality indicators are favorable, both in the quarter and over the last twelve months.

Customer deposits under management have grown significantly, 52.6% over the last twelve months and 17.5% on the figure for December, influenced by the good performance of deposits in the wholesale segment in Europe, which maintain the positive trend seen at the end of the previous year.

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1Q15	Δ%	1Q14
Net interest income	46	(2.2)	47
Net fees and commissions	46	(3.5)	47
Net trading income	73	71.4	43
Other income/expenses	(1)	n.m.	19
Gross income	164	4.9	156
Operating expenses	(90)	4.4	(86)
Personnel expenses	(51)	0.6	(51)
General and administrative expenses	(35)	8.0	(32)
Depreciation and amortization	(4)	35.1	(3)
Operating income	74	5.4	70
Impairment on financial assets (net)	(22)	(8.4)	(24)
Provisions (net) and other gains (losses)	4	71.7	2
Income before tax	56	15.5	48
Income tax	(20)	77.8	(11)
Net income	36	(3.0)	37
Non-controlling interests	—	—	—
Net attributable profit	36	(3.0)	37

Balance sheet	31-03-15	Δ%	31-03-14
Cash and balances with central banks	247	42.0	174
Financial assets	3,474	(17.8)	4,229
Loans and receivables	17,189	(0.2)	17,222
Loans and advances to customers	16,187	1.5	15,949
Loans and advances to credit institutions and other	1,002	(21.3)	1,273
Inter-area positions	—	—	—
Tangible assets	52	(36.3)	82
Other assets	621	97.7	314
Total assets/liabilities and equity	21,583	(2.0)	22,020
Deposits from central banks and credit institutions	6,070	14.9	5,282
Deposits from customers	12,969	52.1	8,525
Debt certificates	—	—	—
Subordinated liabilities	331	(35.8)	516
Inter-area positions	310	(94.4)	5,486
Financial liabilities held for trading	115	(39.7)	190
Other liabilities	461	n.m.	(46)
Economic capital allocated	1,327	(35.8)	2,065

Rest of Eurasia	35

Financial statements and relevant business indicators

(Million euros and percentage)

Relevant business indicators	31-03-15	31-12-14	31-03-14
Loans and advances to customers (gross)	16,868	15,795	16,676
Customer deposits under management (1)	12,858	10,941	8,425
Mutual funds	1,236	1,205	998
Pension funds	365	314	290
Efficiency ratio (%)	54.8	46.6	55.0
NPL ratio (%)	3.4	3.7	3.8
NPL coverage ratio (%)	82	80	77
Cost of risk (%)	0.55	0.31	0.49

(1)	Excluding repos.

Earnings

Growth of gross income (up 4.9% year-on-year) thanks to the positive contribution from NTI, as a result of the stronger activity of the Global Markets unit.

Operating expenses remain at levels similar to those in the fourth quarter and grow year-on-year below gross income in cumulative terms, enabling operating income to increase by 5.4% compared with the first quarter of 2014.

Lastly, reduction in impairment losses on financial assets.

As a result, the net attributable profit is very similar to that for the first three months of 2014, although significantly better than in the previous quarter.

36	Business areas

Corporate Center

The Corporate Center results in the first quarter of 2015 were a loss of €250m, notably less than that registered in the same period of the previous year (€425m). The comparison is heavily influenced by:

•	The good performance of NTI, due basically to the accounting of certain capital gains from the Holdings in Industrial and Financial Companies unit.

•	The reduction in operating expenses as a result of the measures to keep costs in check applied in recent years.

•	Results from corporate operations, which include the capital gains (net of taxes) of €583m from the various sale operations equivalent to 5.6% of BBVA Group’s stake in CNCB.

Financial statements

(Million euros)

Income statement	1Q15	Δ%	1Q14
Net interest income	(129)	(27.6)	(179)
Net fees and commissions	(23)	14.3	(20)
Net trading income	91	n.m.	16
Other income/expenses	(25)	(40.0)	(42)
Gross income	(86)	(61.8)	(225)
Operating expenses	(257)	(7.8)	(279)
Personnel expenses	(123)	(0.8)	(124)
General and administrative expenses	(20)	(50.2)	(40)
Depreciation and amortization	(114)	(0.7)	(115)
Operating income	(343)	(31.9)	(504)
Impairment on financial assets (net)	2	n.m.	(4)
Provisions (net) and other gains (losses)	(8)	(84.7)	(51)
Income before tax	(349)	(37.6)	(559)
Income tax	104	(24.5)	137
Net income from ongoing operations	(245)	(41.9)	(422)
Results from corporate operations (1)	583	n.m.	—
Net income	338	n.m.	(422)
Non-controlling interests	(5)	47.6	(3)
Net attributable profit	333	n.m.	(425)
Net attributable profit (excluding results from corporate operations)	(250)	(41.2)	(425)

(1)	2015 includes the capital gains from the various sale transactions equivalent to 5.6% of BBVA Group’s stake in CNCB.

Balance sheet	31-03-15	Δ%	31-03-14
Cash and balances with central banks	15	(31.5)	21
Financial assets	3,504	10.7	3,164
Loans and receivables	30	(62.5)	81
Loans and advances to customers	30	(62.5)	81
Loans and advances to credit institutions and other	—	—	—
Inter-area positions	—	—	—
Tangible assets	2,310	10.8	2,085
Other assets	18,081	9.3	16,540

Total assets/liabilities and equity	23,940	9.4	21,891

Deposits from central banks and credit institutions	—	—	—
Deposits from customers	—	—	—
Debt certificates	5,339	(11.7)	6,049
Subordinated liabilities	5,198	75.3	2,965
Inter-area positions	(19,566)	46.7	(13,335)
Financial liabilities held for trading	—	—	—
Other liabilities	7,181	55.7	4,611
Shareholders’ funds	49,633	7.5	46,165
Economic capital allocated	(23,845)	(2.9)	(24,564)

Corporate Center	37

Annex

Interest rates

(Quarterly averages)

	2015	2014
	1Q	4Q	3Q	2Q	1Q
Official ECB rate	0.05	0.05	0.12	0.22	0.25
Euribor 3 months	0.05	0.08	0.16	0.30	0.30
Euribor 1 year	0.25	0.33	0.44	0.57	0.56
USA Federal rates	0.25	0.25	0.25	0.25	0.25
TIIE (Mexico)	3.30	3.29	3.29	3.67	3.79
CBRT (Turkey)	7.99	8.40	8.40	9.79	9.22

Exchange rates

(Expressed in currency/euro)

	Year-end exchange rates			Average exchange rates
	31-03-15	Δ% on 31-03-14	Δ% on 31-12-14	1Q15	Δ% on 1Q14
Mexican peso	16.5123	9.1	8.2	16.8274	7.7
U.S. dollar	1.0759	28.2	12.8	1.1261	21.6
Argentinean peso	9.4849	16.4	9.5	9.7799	6.3
Chilean peso	674.31	12.6	9.3	703.23	7.4
Colombian peso	2,770.08	(2.2)	4.9	2,777.78	(1.1)
Peruvian new sol	3.3321	16.2	8.5	3.4433	11.7
Venezuelan bolivar fuerte	207.5981	(92.9)	(93.0)	207.5981	(92.5)
Turkish lira	2.8131	5.6	0.7	2.7731	9.5

38	Annex

Other information: Corporate & Investment Banking

Highlights in the first quarter of 2015

- Good performance of both lending and fund gathering activity in practically all the geographical areas.
- Sound revenue performance from customer related activity and that of the banking business.
- Environment of greater volatility in the Global Markets business.

Business activity

(Year-on-year change at constant exchange rates. Data as of 31-03-2015)

12.1%
45.4%
Loans and advances to customers (gross)
Customer deposits under management

Gross income/ATA

(Percentage. Constant exchange rates)

1.65
1.26
1.16
1.34
1.37
1Q
2Q
3Q
4Q
2014
1Q
2015

Operating income

(Million euros at constant exchange rates)

-3.1% (1)
550
409
390
485
533
1Q
2Q
3Q
4Q
2014
1Q
2015

(1) At current exchange rates: -7.2%.

Net attributable profit

(Million euros at constant exchange rates)

-3.9% (1)
335
208
240
242
322
1Q
2Q
3Q
4Q
2014
1Q
2015

(1) At current exchange rates: -4.2%.

Breakdown of loans and advances to customers (gross)

(Percentage as of 31-03-2015)

Rest of Eurasia 18.2
Spain 35.3
South America 12.9
Mexico 17.8
The United States 15.7

Breakdown of customer deposits under management by country

(Percentage as of 31-03-2015)

Rest of Eurasia 21.0
Spain 36.0
South America 13.8
Mexico 18.6
The United States 11.0

Other information: Corporate & Investment Banking	39

Financial statements and relevant business indicators

(Million euros and percentage)

Income statement	1Q15	Δ%	Δ%(1)	1Q14
Net interest income	342	(7.5)	(2.4)	370
Net fees and commissions	186	6.8	2.1	175
Net trading income	233	(7.5)	(0.7)	251
Other income/expenses	16	n.m.	n.m.	(6)
Gross income	776	(1.7)	0.8	790
Operating expenses	(243)	13.0	10.3	(215)
Personnel expenses	(124)	5.5	0.7	(118)
General and administrative expenses	(113)	22.0	22.9	(93)
Depreciation and amortization	(6)	24.0	13.2	(5)
Operating income	533	(7.2)	(3.1)	575
Impairment on financial assets (net)	(23)	(47.8)	(45.1)	(44)
Provisions (net) and other gains (losses)	2	(25.3)	(62.1)	3
Income before tax	513	(4.0)	(0.4)	535
Income tax	(144)	(11.0)	(6.5)	(162)
Net income	369	(1.0)	2.2	372
Non-controlling interests	(46)	28.2	84.2	(36)
Net attributable profit	322	(4.2)	(3.9)	336

Balance sheet	31-03-15	Δ%	Δ%(1)	31-03-14
Cash and balances with central banks	3,424	20.6	31.4	2,838
Financial assets	103,224	22.0	19.2	84,631
Loans and receivables	89,075	36.7	30.2	65,181
Loans and advances to customers	57,593	19.0	12.5	48,385
Loans and advances to credit institutions and other	31,482	87.4	82.7	16,795
Inter-area positions	—	—	—	—
Tangible assets	56	123.2	100.1	25
Other assets	4,968	44.2	40.1	3,444
Total assets/liabilities and equity	200,747	28.6	24.6	156,118
Deposits from central banks and credit institutions	51,686	(4.3)	(6.0)	58,506
Deposits from customers	58,462	50.5	57.1	38,836
Debt certificates	(19)	(71.8)	(69.2)	(67)
Subordinated liabilities	1,875	44.5	37.1	1,298
Inter-area positions	12,081	154.6	25.1	222
Financial liabilities held for trading	67,362	35.9	34.7	49,550
Other liabilities	5,111	38.9	37.7	3,678
Economic capital allocated	4,189	2.3	(1.6)	4,094

Relevant business indicators	31-03-15	31-12-14	31-03-14
Loans and advances to customers (gross) (1)	58,466	54,782	52,148
Customer deposits under management (1-2)	40,030	33,916	27,563
Mutual funds	1,314	1,093	984
Pension funds	—	—	—
Efficiency ratio (%)	31.3	32.5	27.2
NPL ratio (%)	0.9	0.9	1.6
NPL coverage ratio (%)	119	136	83
Cost of risk (%)	0.17	0.39	0.29

(1)	Figures at constant exchange rates.
(2)	Including area’s repos in Mexico.

Macro and industry trends

The most important macroeconomic and industry trends affecting the Group’s wholesale business in the first quarter of 2015 have been:

•	Financial markets characterized by higher volatility and greater risk appetite, particularly in the first half of the quarter.

•	Increased investor activity, driven by a number of significant events (ECB bond purchase program, end of the fixed exchange rate between the euro and the Swiss franc, dollar strengthening, uncertainty surrounding Greece).

All the comments below on rates of change will be expressed at a constant exchange rate, unless expressly stated otherwise.

Activity

CIB continues to focus on its customer-centric strategy, boosting cross-selling and prioritizing profitability over volume. From the point of view of activity this means:

•	Maintaining the trend mentioned in the fourth quarter of 2014 for increased gross lending to customers, which as of 31-Mar-2015 grew 15.2% year-on-year (up 12.1% including the balances of Global Markets). This increase is general across all geographical areas.

•	Significant increase in gathering of new customer deposits under management, whose balance grew year-on-year by 42.9% (up 45.4% including Global Markets).

•	Maintenance of the NPL ratio in the quarter and decline in the coverage ratio, which started at high levels.

Earnings

In the first quarter of 2015, the net attributable profit generated by CIB was 3.9% lower than in the same period in 2014. This was strongly influenced by the Global Markets units, whose performance has been lower than in the first three months of the previous year (although above that shown in the last three months of the previous year). Not taking into account market activity, the net attributable profit generated by CIB is 4.7% higher than the figure registered in the first quarter of 2014. The most relevant elements are summarized below:

40	Annex

•	Good performance of revenue from customer activity. CIB’s gross income not including Global Markets is up 7.2%. Taking into account this unit, the year-on-year figure is a 0.8% increase, which is positive considering the complex environment in which it was generated.
•	Operating expenses have grown by 10.3% over the same period as a result of high inflation in some geographical areas and the investments in technology being undertaken. Despite this, the efficiency ratio has improved in the quarter.

•	Lastly, lower impairment losses on financial assets than in the first quarter of 2014.

Other information: Corporate & Investment Banking	41

Conciliation of the BBVA Group’s financial statements

These headings present the reconciliation of the Group’s financial statements with the Garanti Group using the equity method versus consolidation in proportion to the percentage of the BBVA Group’s stake in the Turkish entity. In terms of reporting to the market, this consolidation method is deemed better for evaluating the nature and financial effects of the Garanti Group’s business activities, consistent with the information from previous periods, and more coherent in its effects on solvency. Moreover, the corporate operations heading in 2015 includes the capital gains from the various sale transactions equivalent to 5.6% of BBVA Group’s stake in CNCB.

Consolidated income statement BBVA Group

(Million euros)

	Garanti Group consolidated in proportion to the percentage of the Group’s stake and with the heading “Results from corporate operations”		Garanti Group consolidated using the equity method
	1Q15	1Q14	1Q15	1Q14
Net interest income	3,663	3,391	3,453	3,244
Net fees and commissions	1,077	985	1,027	943
Net trading income (1)	775	751	790	733
Dividend income	42	29	42	29
Income by the equity method	3	(14)	88	55
Other operating income and expenses	73	(90)	69	(92)
Gross income	5,632	5,051	5,469	4,912
Operating expenses	(2,776)	(2,613)	(2,385)	(2,252)
Personnel expenses	(1,460)	(1,375)	(1,405)	(1,329)
General and administrative expenses	(1,024)	(959)	(980)	(923)
Depreciation and amortization	(291)	(279)	(282)	(271)
Operating income	2,857	2,438	2,802	2,389
Impairment on financial assets (net)	(1,119)	(1,103)	(1,086)	(1,078)
Provisions (net)	(230)	(144)	(228)	(140)
Other gains (losses) (2)	(66)	(173)	671	(174)
Income before tax	1,442	1,017	2,159	998
Income tax	(386)	(273)	(520)	(254)
Net income from ongoing operations	1,056	744	1,639	744
Net income from discontinued operations	—	—	—	—
Results from corporate operations	583	—	—	—
Net income	1,639	744	1,639	744
Non-controlling interests	(103)	(120)	(103)	(120)
Net attributable profit	1,536	624	1,536	624

(1)	Includes “Net trading income” and “Exchange rate differences (net)”.
(2)	Includes “Impairment losses on other assets (net)”, “Gains (losses) on derecognized assets not classified as non-recurrent assets held for sale” and “Gains (losses) in non-current assets held for sale not classified as discontinued operations”.

42	Annex

Consolidated balance sheet BBVA Group

(Million euros)

	Garanti Group consolidated in proportion to the percentage of the Group’s stake	Garanti Group consolidated using the equity method
	31-03-15	31-03-15
Cash and balances with central banks	27,553	25,123
Financial assets held for trading	94,883	94,651
Other financial assets designated at fair value	3,603	3,098
Available-for-sale financial assets	101,183	97,456
Loans and receivables	398,558	382,810
Loans and advances to credit institutions	33,672	32,215
Loans and advances to customers	360,265	346,089
Debt securities	4,622	4,506
Held-to-maturity investments	—	—
Investments in entities accounted for using the equity method	674	4,579
Tangible assets	8,057	7,864
Intangible assets	9,493	8,017
Other assets (1)	28,593	28,204
Total assets	672,598	651,802
Financial liabilities held for trading	67,438	67,065
Other financial liabilities designated at fair value	3,903	2,956
Financial liabilities at amortized cost	518,819	499,831
Deposits from central banks and credit institutions	92,547	88,199
Deposits from customers	339,675	327,167
Debt certificates	58,259	56,953
Subordinated liabilities	15,723	15,700
Other financial liabilities	12,616	11,813
Liabilities under insurance contracts	11,193	11,181
Other liabilities (2)	18,879	18,403
Total liabilities	620,232	599,436
Non-controlling interests	1,692	1,692
Valuation adjustments	327	327
Shareholders’ funds	50,347	50,347
Total equity	52,366	52,366
Total equity and liabilities	672,598	651,802
Memorandum item:
Contingent liabilities	38,923	35,264

(1)	Includes “Fair value changes of the hedge items in portfolio hedges of interest-rate risk”, “Hedging derivatives”, “Non-current assets held for sale”, “Reinsurance assets”, “Tax assets” and “Other assets”.
(2)	Includes “Hedging derivatives”, “Provisions”, “Tax liabilities” and “Other liabilities”.

Conciliation of the BBVA Group’s financial statements	43

BBVA INVESTOR RELATIONS

Headquarters

Paseo de la Castellana, 81 – 17th floor

28046 Madrid

SPAIN

Telephone: +34 91 374 65 26

E-mail: bbvainvestorrelations@bbva.com

New York Office

1345 Avenue of the Americas, 44th floor

10105 New York, NY

Telephones: +1 212 728 24 16 / +1 212 728 16 60

Hong Kong Office

Level 95, International Commerce Centre

One Austin Road West, Kowloon,

Hong Kong

Telephone: +852 2582 3229

More information at:

http://shareholdersandinvestors.bbva.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 29, 2015	By:	/s/ María Ángeles Peláez
	Name:	María Ángeles Peláez
	Title:	Authorized Representative